John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-9197 Fax: (617) 572-9161 E-mail: jchoodlet@jhancock.com James C. Hoodlet Vice President and Counsel

VIA EDGAR

May 10, 2012

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:

John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company (U.S.A.) Separate Account A

“Protection Variable Universal Life 2012” (National Version)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-179570

John Hancock Life Insurance Company of New York

John Hancock Life Insurance Company of New York Separate Account B

“Protection Variable Universal Life 2012” (NY Version)

Initial Registration Statement filed on Form N-6

File Nos. 811-8329 and 333-179571

Dear Mr. Oh:

This letter is in response to the comments set forth in your letter dated April 6, 2012 concerning the above-captioned filings (the “Registration Statements”). We repeat in bold face type below each comment and set forth Registrants’ response thereto. Except as the context otherwise requires, the responses relate to both the National Version and the NY Version.

We would also like to draw the staff’s attention to an additional consideration concerning our responses to certain of the staff’s comments. John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York maintain the prospectuses contained in their Form N-6 registration statements with a database library that John Hancock has developed. This database library covers all of the very numerous variable life products issued by John Hancock that are registered on Form N-6, including the policies that are the subject of the pending Registration Statements, and enables John Hancock much more efficiently (and with less chance of error) to update and, where necessary, make revisions in prospectuses.

The database library currently works well, because there now is a very substantial degree of uniformity. This uniformity – in organization, formatting, defined terms, and text – has been developed over the years in consultation with the staff during the registration process for the Registrants’ other products. (John Hancock’s variable life registration statements have received thorough reviews from more than one reviewer in recent years—including a very detailed review in connection with the conversion several years ago from use of the 1980 CSO tables to the 2001 CSO tables.)

We are highly desirous of limiting changes to those that would clearly benefit our customers or that are otherwise essential. While it is of course always possible to identify additional changes that may in some degree improve a prospectus, we believe that it should be recognized as well that changes to these prospectuses also will entail some cost – in terms of a loss of consistency and control over the form and content of the disclosures – that we would like to limit to the greatest extent possible. We very much hope the staff will take account of all the foregoing considerations in evaluating these responses.

General

1.	Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

There are no such third party guarantees or support agreements.

2.	If you seek to rely on Rule 12h-7 under the Securities Exchange Act of 1934, please provide an appropriate representation. See Release No. 33-8996 (January 8, 2009).

The Registrants do not seek to rely on Rule 12h-7.

3.	Please note that the contract name on the front cover page of the prospectus should be the same as the one provided as the EDGAR class identifier for the filing.

The Registrants confirm that the contract name on the front cover page of the prospectuses is the same as the respective EDGAR class identifiers.

Similarly, please provide the full name of the registrant on the front cover page of the prospectus and statement of additional information as it appears on the facing page of the registration statement, i.e., John Hancock Life Insurance Company (U.S.A.) Separate Account A.

We will amend the reference to “Separate Account A” and “Separate Account B” that appears on the prospectus cover page to read “John Hancock Life Insurance company (U.S.A.) Separate Account A” and “John Hancock Life Insurance Company of New York Separate Account B,” respectively. In addition, we will conform the references that appear on the front covers of the related Statement of Additional Information.

PROSPECTUS

4.	When defining terms, please do so in a way that minimizes confusion with other terms. For example, please consider redefining the following terms found in the disclosure under “Investment Options” on page 5 for the following reasons:

i)	“Account” – used as defined term for registrant but also very similar to “account” below in iii).

The Registrants will revise the definitional scheme so to eliminate the use of the defined term “Account” for each Separate Account. Thus, “Separate Account” will be the only defined term used in reference to each Separate Account, and all references to “Account” that refer to a specific Separate Account will be changed to “Separate Account.”

ii)	“investment accounts” – used as defined term for “investment options” (the subaccounts of Separate Account A) but the prospectus also uses the term “variable investment options” here and in the first sentence of second paragraph under “Market timing and disruptive trading risks” on page 6.

In light of the change referred to in response to comment 4.i above, Registrants respectfully request that our use of words such as “investment account,” “investment option,” and “variable investment option” be permitted to remain as they are in the prospectuses.

Because the fixed account option is not considered to be a security, we do not use the words “investment” or “variable” in connection with the fixed account option. Accordingly, we consistently use the words “investment account,” “investment option,” and “variable investment option” to refer only to the options that are supported by the subaccounts of the Separate Account. We clearly explain these usages in the first five sentences under “Investment options” on page 5 of the prospectus. That explanation also indicates that we most commonly use the words “investment account” when referring to such subaccount options.

iii)	“accounts” – used as defined term to collectively refer to the fixed account and the investment accounts but also very similar to i) above.

This comment is addressed by the change described in our response to comment 4.i above.

5.	Under “Withdrawals” on page 5, please make the last sentence (right to refuse a withdrawal) consistent with the last sentence of the first paragraph under “Withdrawals” on page 34.

The Registrants have revised the last sentence under “Withdrawals” on page 5 as follows: “We reserve the right to refuse any withdrawal that would cause the policy’s Base Face Amount to fall below $50,000.”

6.	Fee Tables (page 8)

a.	In the first paragraph of the preamble, please retain the first sentence but delete the remainder of the paragraph as such additional disclosure does not appear to represent a modified narrative explanation comparable to that provided by Item 3. See Instruction 1(b) to Item 3.

The Registrants developed this template preamble, in consultation with the Staff during the 2001 CSO product registration process, in order to make the disclosure more prominent and to simplify the disclosure in the footnotes. In order to maintain uniformity of disclosure, as discussed above, we would appreciate the staff reconsidering this request.

b.	The surrender charge appears to depend on a policy owner’s characteristics. Therefore, please revise the presentation of the charge as required by Instruction 3(b) of Item 3.

We have revised the policy fee table to include, in addition to a maximum charge, a minimum charge of $9.37 per $1,000 of Base Face Amount and a representative insured charge of $22.28 per $1,000 of Face Amount.

In addition, we have revised the footnote to include the following for the minimum and representative insured charges, respectively: The minimum charge shown in the table is the amount shown for a 20 year old female standard smoker underwriting risk, for which the first tier premium charge shown in the Policy Specifications page were paid. The representative insured charge shown in the table is the amount shown for a 45 year old male standard underwriting risk.

c.	In the second and third tables pages 9-11, the maximum charge should always appear first and precede the minimum and representative charge.

The Registrants developed this template in consultation with the staff during the 2001 CSO product registration process. In order to maintain uniformity of disclosure, as discussed above, we would appreciate the staff reconsidering this request.

Additional modifications to the maximum premium charge.

Registrants have lowered the maximum premium charge from 12% to 8%; Accordingly we have modified footnote 1 as follows:

“The maximum charge of ~~12~~8% is applied to premiums received in policy years 1-5 up to the first tier Premium Charge Limit ~~that are in excess of the premium threshold~~ indicated in the Policy Specifications page of the policy, and 2% is applied to premiums in excess of the first tier Premium Charge Limit ~~all premiums received in policy years 2– 5~~. After the fifth policy year, the charge is 2% for all premiums.”

Registrants have also amended the Premium Charge disclosure to reflect the lower premium charge as follows:

“Premium Charge - A charge to help defray our sales costs and related taxes. The charge is ~~12~~8% of premiums received in policy years 1-5 up to the first tier Premium Charge Limit ~~in the first policy year that are in excess of the premium threshold~~ indicated in the Policy Specifications page of the policy, ~~8~~ and 2% is applied to ~~of~~ premiums received in excess of the first tier Premium Charge Limit. ~~the first policy year up to the premium threshold and~~ After the fifth policy year the charge is 2% for all premiums.” ~~of premium received after the fifth policy year.”~~

7.	Detailed Information – Table of Investment Options and Investment Subadvisers

a.	Please revise the table beginning on page 16 to disclose the investment adviser and any subadviser. Item 4(c)(3).

As disclosed in the preamble to the table, John Hancock Investment Services, LLC (“JHIMS”) provides investment advisory services to the John Hancock Variable Insurance Trust. JHIMS engages and pays the portfolio managers (or sub advisers) disclosed in the table to manage the funds. (PIMCO provides the investment advisory services to the PIMCO Trust, as noted.) Registrants will revise the sentence directly preceding the table as follows: “The portfolios available under the policies, the portfolio managers (engaged by JHIMS or PIMCO) and each portfolio manager’s investment objective for the portfolio it manages are as described in the following table.”

b.	For clarity and in light of plain English principles, please consider providing sub-captions for the disclosure beginning with the second paragraph following the footnotes to the table on page 24, e.g., the second and third paragraphs relate to subaccount valuation while the remaining paragraphs (carrying over to page 25) relate to voting.

The Registrants have added a subcaption entitled “Valuation” preceding the second paragraph following the footnotes to the table and a subcaption entitled “Voting Interest” preceding the third paragraph.

In doing so, please expand the subaccount valuation disclosure to include all disclosure required by Item 7(f).

The “valuation” paragraph on page 24 deals primarily with the valuation of a subaccount’s transactions in underlying fund shares, whereas Item 7(f) deals primarily with valuation of interests in the subaccount. We believe that all of the information called for by Item 7(f) has been appropriately set forth in the first two paragraphs under “Processing premium payments” on page 30 and the first three paragraph under “The policy value.”

8.	Description of John Hancock USA (page 25)

a.	For the National Version, please provide the address of the depositor. Item 4(a).

The Depositor for the National Version is John Hancock Life Insurance Company (U.S.A.) (which the prospectus defines as “John Hancock USA”). The back cover of the prospectus sets forth two John Hancock USA addresses (as well as phone numbers). One of these two addresses (197 Clarendon Street) is in fact the company’s principal executive office (as reflected on the facing sheet of the Registration Statement). We are hopeful that the staff will agree that these references are sufficiently clear and will not require these changes to our template format.

b.	For the NY Version, please disclose that John Hancock NY is licensed only to do business in New York.

The SAI (under “Description of Depositor”) states that John Hancock NY is a licensed insurance company in the state of New York. Inasmuch as the New York version of the prospectus and SAI are for delivery only to customers whose policies would be issued by John Hancock NY (and with respect to whom John Hancock NY would be appropriately licensed to issue those policies) it is not clear how this additional disclosure would be relevant to these customers.

Moreover, please make sure all other parts of the prospectus have been appropriately modified to reflect this fact, as some examples though not exhaustive, please note the following disclosure.

i.	The third to last sentence of the last paragraph preceding “repayment of policy loans” on page 35 –

“The right to increase the rate charged on the loan is restricted in some states.”

Registrants will revise this sentence for the NY Version as follows: “The right to increase the rate charged on the loan is restricted in New York.”

ii.	The last paragraph under “Other charges we could impose in the future” on page 38.

Registrants will revise the last sentence of this paragraph in the NY Version as follows: “If there is a material change in New York state or local tax laws, we may charge for such taxes.”

iii.	The first sentence and item (b) in “Extended No-Lapse Guarantee Rider” on page 38.

We will delete “In states where approved,” from the NY Version.

iv.	The sentence preceding “Alternative Cash Value Rider” on page 39.

We will delete “In certain states we may refer to this rider as the “Extended Death Benefit Protection Rider” from the prospectuses.

v.	Similarly, please provide the time limit referenced under “Delay to challenge coverage” on page 44.

We will revise the last sentence of this section of the NY Version as follows: “We cannot make such a challenge, however, beyond the time limit that is specified in your policy, which generally is two years from the Issue Date.”

c.	Please confirm the accuracy of the description of “MFC” as the holding company of John Hancock USA in the National Version with its description as the holding company of Manulife Financial on page 25 of the NY Version.

Registrants confirm the accuracy of these descriptions in the National and NY Versions.

d.	Cost of insurance and base face amount charges are also charges that depend on a policy owner’s characteristics. Therefore, please expand, respectively, footnotes 1 and 2 to the second table to reflect all the footnote disclosure required by Instruction 3(b) to Item 3, i.e., that the charges shown in the table may not be representative of the charge that a particular policy owner will pay and how an owner may obtain more information about the particular cost that would apply to him or her.

Please similarly expand footnotes 1 and 2 through 5 to this third table.

Many of the charges in the table vary by the policy owner’s characteristics. Adding this disclosure to each footnote would add considerable additional text to the footnote disclosure. The approach that we developed in consultation with the staff during the 2001 CSO product registration process was to add this disclosure to the preamble in order to make the disclosure more prominent and to simplify the disclosure in the footnotes.

In addition, please reconcile the fact that the guaranteed minimum charge for the cost of insurance is higher than the current rate even though both are based on an insured with the same characteristics as stated in footnote 1 to the table

The minimum charge Guaranteed Rate shown is the maximum that we could assess to cover the mortality charges for a person with the minimum anticipated mortality risk. The current rate is set below that guaranteed maximum.

e.	In footnote 2 to the second table and footnotes 1 through 3 and 5 to the third table, please clarify whether the reference to “minimum rate” and “maximum rate” are to the “guaranteed” or “current” rates.

Registrants have revised footnote 2 to the second table and footnotes 1 through 3 and 5 (applicable only to the National Version) to clarify that references to the minimum rate and maximum rate are to both the guaranteed and current rates.

f.	With respect to the maximum policy loan interest rate, please note that the “Amount Deducted” value should not be the interest rate charged for the loan, rather it should be the difference between what is charged and what is earned in the special loan account.

Please revise the “Loan interest rate” charge discussed on page 36 to properly reflect the current charge as described above.

Registrants have added the following disclosure to the discussion of the loan interest rate under the section entitled “Policy loans”: “The cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.”

g.	For the total annual portfolio operating expenses table on page 11, please expand the preamble to explain that there are charges you may pay periodically during the time you own the policy and that more detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

The Registrants have amended the preamble to the total annual portfolio operating expenses by adding the following sentence: “For more information, please refer to the prospectus for the portfolio.”

Please also confirm to the staff that the individual portfolio expense table beginning on page 11 will be updated to reflect charges as of Dec. 31, 2011, as well as any of its applicable footnotes (e.g., footnote 5) to reflect information as of Dec. 31, 2011.

Registrants confirm that all of this information will be updated as of the fiscal year ending December 31, 2011.

Please also modify corresponding dates wherever else applicable in the prospectus, e.g., first paragraph under “Table of Investment Option and Investment Subadvisers” on page 15.

Registrants confirm that all corresponding dates will accurately reflect the fiscal year ending December 31, 2011.

Registrants confirm that all corresponding dates will accurately reflect the fiscal year ending Dec. 31, 2011.

9.	Description of Separate Account A (page 25)

Please provide the statement required by Item 4(b)(3)

Registrants will add the following disclosure under the “Description of Separate Account”: “JH USA/JH NY is obligated to pay all amounts promised to policy owners under the policies.”

10.	If the policy does not offer an asset allocation program as indicated at the bottom of page 33, please delete all references to one, e.g., second to last paragraph of first paragraph on page 33.

Registrants will not be offering the “scheduled allocation transfer” program referred to in the Registration Statements, as filed. Instead, we will offer the same rebalancing allocation program that we offer under other variable life policies that we are currently offering. Accordingly, we will be replacing the disclosure pertaining to “Scheduled allocation transfers” with the following language, which is identical to the language that appears in our currently-effective prospectuses:

Asset allocation balancer transfers. Under the asset allocation balancer program you will designate an allocation of policy value among investment accounts. We will move amounts among the investment accounts at specified intervals you select – annually, semi-annually, quarterly or monthly. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

11.	Description of charges at the policy level (page 35)

a.	For clarity, please make sure all sub-captions have been retained, e.g., “Premium charge” in the first bullet point under “Deduction from premium payments,” and “Base Face Amount charge” and “Surrender charge” in, respectively, the second and second and eighth bullet points under “Deduction from policy value.”

All of these subheadings will be retained. Any apparent deletion of the subheadings was due to technical formatting, which occurred when producing the blacklined prospectuses.

b.	The calculation of the surrender charge is circular in part, i.e., the “(a)” prong of the surrender charge formula at the bottom of page 36 is used to calculate the surrender charge in the first policy year but the prong itself refers to the “Surrender Charge” in its description. Please revise or explain.

The language you refer to has been revised, as follows below:

Surrender Charge – a charge we deduct if the policy lapses or is surrendered within the first ten policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in event of early lapse or surrender. The surrender charge in the first Policy Year is (a) minus (b), with the result multiplied by the Surrender Charge Ratio, where:

(a) is the Surrender charge for the Base Face Amount at issue, indicated in the Policy Specifications page of the policy;

(b) is 4.73% multiplied by the sum of premium paid in the first Policy Year up to the first tier premium charge limit indicated in the Policy Specifications page of the policy.

This revision does not address the issue you have raised. On that point, do not believe that the calculation formula is circular, in that the reference in the (a) prong is not to the surrender charge generally, but rather to the specific amount – the Surrender Charge for the Base Face Amount at issue – indicated in the Policy Specifications page.

12.	The third paragraph under “Extended No-Lapse Guarantee Rider” appearing on page 39 states that investment accounts may be limited when electing the rider. Please be more specific as to what these limits are including what is meant by “Lifestyle investment accounts.”

Registrants have revised the first sentence of the above-referenced paragraph and added a new second sentence as follows: “If you purchase a policy with the Extended No-Lapse Guarantee Rider, we limit the investment accounts you may select. These investment accounts are identified in your application, and a current listing will be available upon request to our Service Office.”

13.	Please bold or otherwise highlight the added additional tax disclosure relating to the use of the long-term care riders with policies in which the owner and the insured are not the same person at the end of the first paragraph under “Long-Term Care Rider” on page 41 and “Long-Term Care Continuation Rider” is not available in the NY Version).

Registrants will bold the language referred to, as applicable.

14.	Please confirm that disclosure under “Tax considerations” beginning on page 49 is current.

We have made non-material enhancements to the long term care tax language as well as the impact of a reduction in benefits under a policy during a 7-pay testing period, which will be included in Registrants’ pre-effective amendments.

15.	Under “Independent Registered Public Accounting Firm” on page 53 as well as page 2 of statement of additional information, please confirm that financial statements will be updated to include 2011 financials.

Registrants confirm that the financial statements referenced by this comment will be updated to and including December 31, 2011.

STATEMENT OF ADDITIONAL INFORMATION

16.	Please update the commission information in the fourth paragraph under “Principal Underwriter/Distributor” on page 3 and for the National Version, please reconcile the 135% compensation rate cited in the third sentence of the fifth paragraph with the 167% compensation rate cited in the second sentence of the sixth paragraph under Compensation” on page 48 of the prospectus.

Registrants will update the relevant sections of the prospectuses and SAIs so the rate will be 145% in both documents.

PART C

17.	Please confirm absence of exhibits for Item 26(g), reinsurance contracts.

We are currently in negotiations with reinsurance providers and the treaties are pending. We will file as an exhibit to item 26(g) a specimen agreement, which sets forth the material terms of the draft agreements. Upon next update to the registration statement, we will revise this specimen, as may be applicable, to correspond with the material terms of the final treaties.

18.	Please revise the disclosure provided in response to Item 28 in light of its Instructions 1 and 2.

Registrants will revise the disclosure as follows: “On the effective date of this amendment to the registration statement, the Company and its affiliates are controlled by Manulife Financial Corporation.” Registrants will replace the list of persons with an organization chart (the organization chart currently appears in a John Hancock N-4 filing at 333-146699.)

19.	Please provide the information and in the format required by Item 30(c).

Item 30(c) by its terms requires disclosure only of certain compensation that is received by a principal underwriter “from the Registrant” (i.e., from the Separate Account). The Separate Account pays no such compensation in connection with any of John Hancock’s policies. Accordingly, Registrants are revising the response to Item 30(c) to read “Not Applicable.”

20.	Please revise and resubmit your powers of attorney to be more specific to the filing, i.e., refer to exact name of contract or provide the file number under the Securities Act of 1933.

Registrants will include new powers of attorney in their pre-effective amendments that have been revised in the manner suggested by this comment.

21.	Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

The Registrants intend to file pre-effective amendments which will include all of the indicated items.

22.	Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of such request, acknowledging that

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrants intend to request acceleration of the effective dates of the registration statements and will include the Tandy representations in the pre-effective amendments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The registrants and principal underwriter intend to make an oral request for acceleration of effectiveness of the Registration Statements, as permitted by Rule 461(a) under the 1933 Act. Accordingly, in order to comply with the second sentence of Rule 461(a) the transmittal letter for a pre-effective amendment of each Registration Statement will state that intent and state that the registrant and principal underwriter are aware of their obligations under the 1933 Act. Those letters will also include the acknowledgments set forth in the above three bullet points.

Registrants intend to request acceleration of the effective dates of the registrations statements and will include the requested language from Rule 461(a) in the transmittal letters for the pre-effective amendments.

Very truly yours,

/s/ James C. Hoodlet